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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of  March 5, 1997

                   Micro Focus Group Public Limited Company
                (Translation of Registrant's Name Into English)

    The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, England RG14 1QN
                   (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


      Form 20-F   X                      Form 40-F
                -----                              -----

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes   X                             No
          -----                              ------

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)



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UK:     12:45 pm GMT Wednesday       US:     7:45 am EST Wednesday
        March 5, 1997                        March 5, 1997

        Please contact:
            Marcelo Gumucio          US    415-843-7077
             Chief Executive Officer
            Anthony R. Muller              415-843-7070
             Senior Vice President
             Chief Financial Officer
            Ron Forbes               UK    01635-32646
             Vice President
             International Finance


    Micro Focus Announces Profitable Fourth Quarter and
                      Strong Cash Flow

London, England and Palo Alto, California, March 5, 1997 - Micro Focus (NASDAQ:
MIFGY) today announced net income of USD 2,715,000 or USD 0.18 per share (GBP 1,456,000 or 9.6 pence per share) for the fourth quarter ended January 31, 1997. These results compare favorably with the fourth quarter of fiscal 1995 when the Company reported a net loss of USD 2,625,000 or USD 0.17 per share (GBP 1,656,000 or 11.0 pence per share) following restructuring charges of USD 4,438,000 (GBP 2,876,000). Net revenue for the quarter was USD 34,867,000 (GBP 20,818,000) compared with USD 35,285,000 (GBP 22,763,000) reported in the fourth quarter of 1995. In the third quarter ended October 31, 1996 the Company reported net income of USD 1,080,000 or USD 0.07 per share (GBP 679,000 or 4.5 pence per share) on net revenue of USD 28,285,000 (GBP 18,131,000).

For the fiscal year 1996 ended January 31, 1997 the Company reported net revenue of USD 115,409,000 (GBP 73,089,000) and a net loss of USD 10,508,000 or USD 0.69 per share (GBP 7,281,000 or 48.0 pence per share). Fiscal 1996 results included a restructuring charge of USD 8,000,000 (GBP 5,195,000). In the comparable period of 1995 the Company reported net revenue of USD 121,956,000 (GBP 77,258,000) and a net loss of USD 10,436,000 or USD 0.69 per share (GBP 6,470,000 or 43.6 pence per share), including restructuring charges of USD 10,502,000 (GBP 6,667,000).

The Company's cash and short term investment balances at January 31, 1997 were USD 71,560,000 (GBP 44,725,000). This represented an increase of USD 12,833,000 (GBP 8,696,000) from October 31, 1996.

The turnaround in Micro Focus continued to produce profitable results in the fourth quarter. Earlier in the year, and following a change in senior management, the Company reduced employment and expense levels while redirecting marketing and new product development programs. In addition, the Company provided for the



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aforementioned restructuring. The Company noted that in prior years its fourth quarter has been seasonally its strongest.

"During 1996 we set certain goals for operating structure, profitability, cash flow and revenue. We have substantially met those objectives by delivering profits for the third and fourth quarters, second half revenue equivalent to that of the prior year, and strong cash flow for the fourth quarter," said Marcelo Gumucio, CEO. "We look toward 1997 with confidence. We believe Micro Focus has the people, strategies, products and financial strength to serve the growing segments of our markets. We are particularly pleased with the revenue growth we have seen from our Year 2000 solutions."

Anthony R. Muller, Chief Financial Officer added, "We have substantially improved operations, planning and cost controls at Micro Focus, and this provides a base from which we can more aggressively pursue the market opportunities we see. In 1996 we worked on fixing problems; in 1997 we plan to concentrate our efforts on exploiting the opportunities in our markets."

Micro Focus provides tools and technology for managing enterprise computing assets. The Company's state-of-the-art programming solutions allow application developers to manage and extend their enterprise applications for: Distributed Computing -- developing and deploying production systems in distributed environments; Legacy Solutions -- moving application development and maintenance off of the mainframe; and Year 2000 assessment and implementation -- providing solutions for reengineering systems to handle the millennium date change. Micro Focus is located in the UK at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN - telephone 01635 32646 and in the US at 2465 East Bayshore Road, Palo Alto, California 94303 - telephone 415-856-4161. For additional information on Micro Focus and its products, visit the Micro Focus Web site at http://www.microfocus.com.

    The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act 1995: This Fourth Quarter Announcement contains forward-looking statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially are the following: the ability of the Company to develop and release to the market products and services that meet the needs of the Company's customers in the highly dynamic market for application development tools, the potential need for development tools to shift based on changes in underlying technology standards coming into use, the potential for a decrease in revenue which may be caused by delays in the timing of the delivery of products or services, the effect of

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    competitors' efforts to enter the Company's markets, and the ability of the
    Company to effectively manage its costs against uncertain revenue expectations. Further information on potential factors which could affect the Company's financial results are included on the Company's Form 20-F for the fiscal year ended January 31, 1996 filed with the SEC, as may be updated or amended with future filings with the SEC.

    The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the UK Companies Act 1985. The figures for the year ended January 31, 1997 are unaudited. The auditors' reports on both the UK and US financial statements for the year ended January 31, 1996 were unqualified. Copies of the 1996 Annual Report will be mailed to shareholders and will not be published in newspapers. Copies of the Report will be available upon request to the Company Secretary at the Registered Office, The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, England, RG14 1QN. Following established Micro Focus practice the directors do not intend to recommend the payment of a dividend.

MICRO FOCUS GROUP PLC - 1996 FOURTH QUARTER REPORT
CONSOLIDATED STATEMENTS OF INCOME - IN US FORMAT
----------------------------------------------------------------------
(Unaudited)                   Three months ended Twelve months ended
in thousands of US dollars         January 31         January 31
(except per share data)          1997     1996      1997      1996
----------------------------------------------------------------------
Net revenue
 Product revenue                 20,791   21,946    66,466     69,399
 Service revenue                 14,076   13,339    48,943     52,557
----------------------------------------------------------------------
 Total net revenue               34,867   35,285   115,409    121,956
----------------------------------------------------------------------
Costs and expenses
 Cost of product revenue          2,949    4,517    10,016     13,709
 Cost of service revenue          4,453    4,961    18,580     19,520
 Research and development         8,517    9,557    34,544     35,337
 Sales and marketing             12,759   13,001    45,884     49,429
 General and administrative       2,637    2,355     9,442      8,343
 Restructuring charges              -      4,438     8,000      9,469
----------------------------------------------------------------------
Total costs and expenses         31,315   38,829   126,466    135,807
----------------------------------------------------------------------
Income (loss) from operations     3,552   (3,544)  (11,057)   (13,851)
Interest income                     728      749     2,706      3,432
Interest expense                     (3)      (7)      (32)      (117)
----------------------------------------------------------------------
Income (loss) before taxes        4,277   (2,802)   (8,383)   (10,536)
Income taxes                     (1,562)     177    (2,125)       100
----------------------------------------------------------------------
Net income (loss)                 2,715   (2,625)  (10,508)   (10,436)



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
Net income (loss) per share
 (in US dollars)                   0.18    (0.17)    (0.69)     (0.69)
----------------------------------------------------------------------
Weighted average number of shares
 outstanding (thousands)         15,478   15,156    15,234     15,101
======================================================================

MICRO FOCUS GROUP PLC - 1996 FOURTH QUARTER REPORT
CONSOLIDATED BALANCE SHEETS - IN US FORMAT
----------------------------------------------------------------------
in thousands of US dollars                      January 31 January 31
                                                      1997      1996
                                                 (unaudited)
----------------------------------------------------------------------
Assets
Current assets:
 Cash and short-term investments                    71,560     58,848
 Accounts receivable, net                           20,275     30,975
 Inventories                                           774      2,573
 Prepaid expenses and other assets                   2,490      3,379
----------------------------------------------------------------------
Total current assets                                95,099     95,775
----------------------------------------------------------------------
Fixed assets:
 Property, plant and equipment, net                 32,868     37,615
 Software product assets, net                       23,344     26,964
----------------------------------------------------------------------
Total assets                                       151,311    160,354
----------------------------------------------------------------------
Liabilities and stockholders' equity
Current liabilities:
 Accounts payable                                    4,886      8,038
 Accrued employee compensation
     and commissions                                 5,811      6,733
 Income taxes payable                                4,142      3,022
 Customer payments in advance
     of delivery                                    26,635     29,686
 Other current liabilities                          11,047      7,065
----------------------------------------------------------------------
Total current liabilities                           52,521     54,544
----------------------------------------------------------------------
Long-term debt and other liabilities                    24        100
Deferred income taxes                                9,983      8,236
Stockholders' equity:
 Ordinary shares                                     2,389      2,386
 Additional paid-in capital
         and other reserves                         27,468     27,257
 Treasury stock                                     (8,959)    (8,959)
 Retained earnings                                  67,885     76,790
----------------------------------------------------------------------

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
Total liabilities and
         stockholders' equity                      151,311    160,354
======================================================================

MICRO FOCUS GROUP PLC - 1996 FOURTH QUARTER REPORT
CONSOLIDATED PROFIT AND LOSS ACCOUNT - IN UK FORMAT
----------------------------------------------------------------------
(Unaudited)                   Three months ended Twelve months ended
in thousands of GB pounds          January 31         January 31
(except per share data)          1997     1996      1997      1996
----------------------------------------------------------------------
Revenue
 Product revenue                 12,409   14,157    42,020     43,991
 Service revenue                  8,409    8,606    31,069     33,267
----------------------------------------------------------------------
 Total revenue                   20,818   22,763    73,089     77,258
----------------------------------------------------------------------
Costs and expenses
 Cost of product revenue          1,762    2,910     6,406      8,855
 Cost of service revenue          2,662    3,193    11,892     12,343
 Research and development         5,086    9,679    24,299     26,851
 Sales and marketing              7,608    8,378    30,146     32,857
 General and administrative       1,577      854     7,854      4,986
----------------------------------------------------------------------
Total costs and expenses         18,695   25,014    80,597     85,892
----------------------------------------------------------------------
Operating profit / (loss)         2,123   (2,251)   (7,508)    (8,634)
Interest income                     435      483     1,720      2,166
Interest expense                     (2)      (5)      (21)       (74)
----------------------------------------------------------------------
Profit/(loss) before taxation     2,556   (1,773)   (5,809)    (6,542)
Taxation                         (1,100)     117    (1,472)        72
----------------------------------------------------------------------
Profit/(loss) after taxation      1,456   (1,656)   (7,281)    (6,470)
----------------------------------------------------------------------
Earnings/(loss) per share          9.6p   (11.0p)   (48.0p)    (43.6p)
======================================================================

MICRO FOCUS GROUP PLC - 1996 FOURTH QUARTER REPORT
CONSOLIDATED BALANCE SHEET - IN UK FORMAT
----------------------------------------------------------------------
in thousands of GB pounds                       January 31 January 31
                                                      1997       1996
                                                 (unaudited)
----------------------------------------------------------------------
Fixed assets
 Intangible fixed assets                            14,590     17,857
 Tangible fixed assets                              20,543     24,910
 Investment                                          5,634      5,634
----------------------------------------------------------------------
Total fixed assets                                  40,767     48,401

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
----------------------------------------------------------------------
Current assets
 Stock                                                 484      1,704
 Trade debtors                                      12,672     20,524
 Other debtors and prepaid expenses                  1,556      2,238
 Cash and bank deposits                             44,725     38,972
----------------------------------------------------------------------
Total current assets                                59,437     63,438
----------------------------------------------------------------------
Creditors: amounts falling due within one year:
 Trade creditors                                     3,054      5,323
 Accrued employee compensation
      and commissions                                3,632      4,459
 Current corporation tax                             2,590      2,001
 Accrued expenses and
      other current liabilities                      6,904      4,678
 Customer payments in
      advance of delivery                           16,646     19,671
----------------------------------------------------------------------
Net current assets                                  26,611     27,306
----------------------------------------------------------------------
Total assets less current liabilities               67,378     75,707
Creditors: amounts falling due
      after more than one year                          15         66
Deferred taxation                                    6,239      5,454
----------------------------------------------------------------------
Net assets                                          61,124     70,187
----------------------------------------------------------------------

Capital and reserves
 Called up share capital                             1,517      1,514
 Share premium and other reserves                   18,071     17,936
 Profit and loss account                            41,536     50,737
----------------------------------------------------------------------
Total shareholders' funds                           61,124     70,187
======================================================================

                                  *** ENDS ***









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                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Micro Focus Group Public Limited Company
                                                   (Registrant)


Date: March 5, 1997                 By: /s/  Loren E. Hillberg
                                             --------------------------------
                                             Loren E. Hillberg, Secretary